Mail Stop 7010




November 16, 2005


Via U.S. mail and facsimile

Mr. Christopher d`Arnaud-Taylor
Chief Executive Officer
Xethanol Corporation
1185 Avenue of the Americas, 20th Floor
New York, NY 10036


Re: 	Xethanol Corporation
Registration Statement on Form SB-2
Filed October 21, 2005
File No. 333-129191

Form 10-Q for the quarter ended September 30, 2005
Filed November 14, 2005
File No. 000-50154


Dear Mr. d`Arnaud-Taylor:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Registration Statement on Form SB-2

General

1. We note that you have registered 303,556 shares of your common stock that you issued to Fusion Capital as a commitment fee under the common stock purchase agreement. We also note that Fusion Capital is restricted in its ability to transfer or sell these shares for a period of at least 25 months. It appears to us, therefore, that the registration of these shares is premature at this time. Please delete these shares from your registration statement. See Rule 415(a)(2) of Regulation C.

2. Please be advised that following the effectiveness of your registration statement, you must file a prospectus supplement:

* to reflect changes in the equity line arrangement with Fusion Capital, such as increases or decreases in the Daily Purchase Amount, your exercise of a put right with respect to the Block Purchase Amount and the suspension of Fusion Capital`s obligation to purchase shares, and

* to reflect changes in selling stockholder information, including the sale of material amounts of securities.

Cover Page of Registration Statement

3. We note the disclosure in footnote 6 to the registration fee table. Please provide us with a copy of your calculation of the maximum offering price per share with respect to the shares issuable upon conversion of your royalty income notes and exercise of your warrants. See Rule 457(g) of Regulation C.

Summary, page 1

4. This section is very detailed and lengthy and provides too much information for summary disclosure. In particular, we note the subsections "Our Business" and "Corporate History and Recent Developments." Your summary section should provide a brief overview of the most important aspects of your business and the key aspects of your offering. Please revise accordingly.

Fusion Capital Common Stock Purchase Agreement, page 5

5. We note that you may not sell shares to Fusion Capital if the shares to be issued in connection with a sale would result in Fusion
Capital owning more than 9.9% of your outstanding common stock. Please disclose the 9.9% threshold and the number of shares that Fusion Capital would have to own to reach this threshold.
6. Please disclose that Fusion Capital`s sales of shares will likely cause the market price of your common stock to decline and that such a decline will cause you to issue additional shares to Fusion Capital. In this regard, please disclose in your summary section the table set forth on page 58 of your prospectus.

Special Note Regarding Forward-Looking Information, page 16

7. We note the disclaimer set forth in the last sentence. You may not disclaim any obligations under the federal securities laws.
Please revise accordingly.

Use of Proceeds, page 18

8. Please describe in greater detail the anticipated use of the net proceeds you may receive under the common stock purchase agreement.
Please also describe how you will allocate these net proceeds based on an assumed range of net proceeds. See Item 504 of Regulation
S-B.

Principal and Selling Stockholders, page 46

9. Please revise this section heading to clarify that this section only discusses your selling stockholders. In this regard, we note the "Stock Ownership" section on page 42.

10. Please disclose how the selling stockholders received the shares to be offered for resale. Alternatively, please provide cross references to this information.

11. Please advise us as to whether any entity listed in your selling stockholder table is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, your prospectus should state that the selling stockholder is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, please provide the following representations in your prospectus:

* the selling stockholder purchased the securities to be resold in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make these representations, please state that the selling stockholder is an underwriter.

12. Please add a line item to your table that provides the total for each column in the selling stockholder table.
13. Please revise the line item for each of Susan Danehower, Jeffrey
S. Langberg, Kelly Langberg, W. Scott Smith and Christopher d`Arnaud-
Taylor to provide the number of shares that they will beneficially own after your offering.

14. The number of shares set forth in the column entitled "Shares Registered in this Offering" does not appear to total the number of shares set forth in the line item entitled "Selling Stockholders as a
Group." We note that the column appears to total 19,717,382 shares.
Please revise accordingly.

The Fusion Transaction, page 57

15. Please expand the disclosure in this section to discuss the alternative financing methods you considered prior to deciding to enter into an equity line of credit arrangement with Fusion Capital and why you ultimately decided to enter into an equity line of credit arrangement with Fusion Capital.

16. Please provide an explanation of whether or not Fusion Capital or any of its affiliates is an affiliate of your company. Please tell us if your answer would be different if you disregarded any caps on ownership of your securities to which Fusion Capital is subject.

17. Please explain how Fusion Capital and the company decided upon the dollar amount of the equity line agreement. Please state your belief regarding whether or not Fusion Capital will provide the company with the total dollar amount available under the equity line agreement. Please provide us with all press releases, transcripts and other communications directed to the market regarding the equity line agreement and other transactions with Fusion Capital along with an explanation of how you have represented the potential proceeds under the equity line agreement and other transactions to the market.

18. Please disclose whether any condition or event of default listed in Section 7 or 9 of the common stock purchase agreement may be waived by Fusion Capital.

19. We note Section 4(e) of the common stock purchase agreement regarding direct or indirect short-selling or hedging of your common stock. Please confirm to us that neither Fusion Capital nor its affiliates will sell your common stock prior to purchase as opposed to prior to having a contractual obligation to purchase such shares.

Plan of Distribution, page 61

20. We note the disclosure in the fifth paragraph of this section. Pursuant to the requirements of Item 512 of Regulation S-B and as stated in Part II of your registration statement, you must file a post-effective amendment to your registration statement once informed of a material change from the information set forth with respect to the plan of distribution. Please revise accordingly.

21. We note the disclosure in the third last paragraph of this section. Please revise to clarify that each selling stockholder is subject to the applicable provisions of the Exchange Act and its regulations, including Regulation M.

Part II - Information Not Required In Prospectus

Item 24. Indemnification of Directors and Officers, page II-1

22. This section should summarize the applicable provisions of law and your charter documents, rather than merely repeat the provisions.
Please revise accordingly.

Item 26. Recent Sales of Unregistered Securities, page II-3

23. Please disclose the information required by Item 701(d) with respect to the sale of the royalty income notes. Please also describe the facts on which you relied to make the exemption available with respect to the Fusion Capital transaction.

24. Please disclose the information required by Item 701 of Regulation S-B for any options or warrants issued during the past three years.

Item 27. Exhibits, page II-4

25. There are several exhibits omitted from this section that are listed in the Exhibit Index to your registration statement.
Please
revise accordingly.

26. We note that you are registering shares issuable upon conversion of warrants. Please file each of these warrants as an exhibit to your registration statement.

Item 28. Undertakings, page II-5

27. Please revise paragraph (a)(1) to delete the reference to "prospectus" and in its place insert "registration statement."
See
Item 512(a)(1) of Regulation S-B.

28. Please delete the undertaking set forth in paragraph (b) of this section.

Exhibit 5.1

29. Please have counsel revise the first sentence of the first paragraph of its opinion to include the SEC file number of your registration statement.
30. Please have counsel revise the opinion set forth in paragraph
(ii) of its opinion to identify with greater specificity the shares to which the opinion applies. In this regard, we note the opinion merely refers to "shares of Common Stock."

31. Please have counsel revise the opinion set forth in paragraph
(ii) of its opinion to delete the statement that the shares will be
"binding obligations."

Form 10-Q for the quarter ended September 30, 2005

Item 3. Controls and Procedures

32. We note that your CEO and CFO concluded that your disclosure controls and procedures were "effective to provide reasonable assurances that information required to be disclosed in the Company`s reports filed under the Exchange Act...is recorded, processed, summarized and reported within the time periods specified in the U.S.
Securities and Exchange Commission`s rules and forms." We have the following comments:

* This description appears to be based on the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.
* Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
which is available on our website at www.sec.gov.

33. In light of the fact that material weaknesses existed in your internal control over financial reporting, please disclose in reasonable detail the basis for your certifying officers` conclusions that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by your quarterly report.
34. We note the disclosure in the fourth and fifth paragraphs and have the following comments:

* Please disclose when the material weaknesses began.

* Please disclose in greater detail the material weaknesses and their impact on your financial statements.

* Please disclose the specific steps you have taken to remediate the material weaknesses.

35. We note your disclosure in the third paragraph. Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter ended September 30, 2005 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Chris Edwards, Special Counsel, at (202)
551-3742 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Spencer G. Feldman, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, NY 10166
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Mr. Christopher d'Arnaud-Taylor
Xethanol Corporation
November 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE